Filed Pursuant to Rule 433
Registration No. 333-134553

FX Multi-Range Note
(“GBP/USD Note with Multiple Ranges”)
Indicative Terms and Conditions
100% Principal-Protected	March 1, 2007
Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note enables an investor to take a view on the trading range of the continuously observed GBP/USD spot exchange rate (the Reference Exchange Rate) as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System (the Continuously Observed Exchange Rate) The investor will receive the maximum possible return on the note of [5.0% - 7.0%] times the principal amount in any of the following three circumstances: (i) the Continuously Observed Exchange Rate trades strictly within the Initial Range (from (but excluding) the Initial Range Lower Barrier to (but excluding) the Initial Range Upper Barrier) at all times from and including 10:00 a.m. EST on the Trade Date to but excluding 10:00 a.m. EST on the End Date (the Observation Period); (ii) the Continuously Observed Exchange Rate trades at or below the Initial Range Lower Barrier at any time during the Observation Period (provided that the Continuously Observed Exchange Rate has not previously traded at or above the Initial Range Upper Barrier) but at all times during the remainder of the Observation Period trades strictly in the Adjusted Low Range (from (but excluding) the Adjusted Low Range Lower Barrier to (but excluding) the Adjusted Low Range Upper Barrier); OR (iii) the Continuously Observed Exchange Rate trades at or above the Initial Range Upper Barrier at any time during the Observation Period (provided that the Continuously Observed Exchange Rate has not previously traded at or below the Initial Range Lower Barrier) but at all times during the remainder of the Observation Period trades strictly within the Adjusted High Range (from (but excluding) the Adjusted Low Range Lower Barrier to (but excluding) the Adjusted Low Range Upper Barrier). If, at any point during the Observation Period, the Continuously Observed Exchange Rate trades outside the Initial Range and then subsequently trades outside the Adjusted Low Range or the Adjusted High Range, as applicable, the investor will receive zero return on the notes. The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Identifier	CUSIP:	52517PV24

	ISIN:	US52517PV244

Issue Size	TBD

Issue Price	100%

Principal Protection	100%

Trade Date	TBD

Issue Date	Trade Date + [4] Business Days

End Date	Maturity Date – [4] Valuation Business Days

Maturity Date	Issue Date + 186 Days

Reference Currency	Pounds Sterling (GBP)

Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as number of USD per 1 GBP.

Continuously Observed Exchange Rate:	At any time on any day during the Observation Period, the most recent traded Reference Exchange Rate observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System.

Observation Period	From and including 10.00 a.m. EST on the Trade Date to but excluding 10.00 a.m. EST on the End Date.

Initial Exchange Rate (IER)	[ ], the Reference Exchange Rate observed on the Start Date in accordance with the Settlement Rate Option.

Initial Range	From (but excluding) the Initial Range Lower Barrier to (but excluding) the Initial Range Upper Barrier:

	Initial Range Lower Barrier	Initial Range Upper Barrier

	IER + 0.04	IER – 0.06

Adjusted Low Range	From (but excluding) the Adjusted Low Range Lower Barrier to (but excluding) the Adjusted Low Range Upper Barrier:

	Adjusted Low Range Lower Barrier	Adjusted Low Range Upper Barrier

	Initial Range Lower Barrier – 0.05	Initial Range Lower Barrier + 0.05

Adjusted High Range	From (but excluding) the Adjusted High Range Lower Barrier to (but excluding) the Adjusted High Range Upper Barrier:

	Adjusted High Range Lower Barrier	Adjusted High Range Upper Barrier

	Initial Range Upper Barrier – 0.05	Initial Range Upper Barrier + 0.05

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any.

Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by:

	[5.0% - 7.0%]	If at all times during the Observation Period the Continuously Observed Exchange Rate trades strictly within the Initial Range

[5.0% - 7.0%]

If (a) at any time during the Observation Period the Continuously Observed Exchange Rate trades at or below the Initial Range Lower Barrier (provided that the Continuously Observed Exchange Rate has not previously traded at or above reference the Initial Range’s Upper Barrier) but (b) during the remainder of the Observation Period, the Continuously Observed Exchange Rate trades strictly within the Adjusted Low Range.

	[5.0% - 7.0%]	If (a) at any time during the Observation Period the Continuously Observed Exchange Rate trades at or above the Initial Range Upper Barrier (provided that the

Continuously Observed Exchange Rate has not previously traded at or below the Initial Range Lower Barrier) but (b) during the remainder of the Observation Period, the Continuously Observed Exchange Rate trades strictly within the Adjusted High Range.

0.0%

If, at any point during the Observation Period, the Continuously Observed Exchange Rate trades outside the Initial Range and then subsequently trades, as applicable, outside the Adjusted Low Range (or on either the Adjusted Low Range Lower Barrier or Adjusted Low Range Lower Barrier) or the Adjusted High Range (or on either the Adjusted High Range Lower Barrier or Adjusted High Range Lower Barrier).

Settlement Rate Option and Valuation Business Day

Reference
	Currency	Screen Reference	Valuation Business Day
	GBP	1FED	New York

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series

Business Day	New York

Business Day Convention	Following

Disruption Event

If a Disruption Event has occurred or is in effect on any day during the Observation Period to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day during the Observation Period at which the Continuously Observed Exchange Rate has first traded outside both the Initial Range and either the Adjusted Low Range or Adjusted High Range, as applicable, and for so long as such Disruption Event is continuing, the Continuously Observed Exchange Rate for each such day will be a single daily spot exchange rate determined by the Calculation Agent in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

	(A)	the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of GBP into USD through customary legal channels; or

	(B)	the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates.

Continuous Observation Unavailability Event

If a Continuous Observation Unavailability Event has occurred or is in effect on any day during the Observation Period to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day during the Observation Period at which the Continuously Observed Exchange Rate has first traded outside both the Initial Range and either the Adjusted Low Range or the Adjusted High Range, as applicable, and for so long as such Continuous Observation Unavailability Event is continuing, the Continuously Observed Exchange Rate for each such day will be a single daily Reference Exchange Rate determined by the Calculation Agent in accordance with the Settlement Rate Option on that day (subject to the occurrence of a Settlement Rate Option Unavailability Event).

A “Continuous Observation Unavailability Event” means, as determined in good faith by the Calculation Agent, the Continuously Observed Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Continuously Observed Exchange Rate, on the EBS Spot Dealing System.

Settlement Rate Option Unavailability Event	If a Settlement Rate Option Unavailability Event is in effect on any day during the Observation Period on which the Continuously Observed Exchange Rate is to be a single Reference Exchange

Rate observed in accordance with the Settlement Rate Option pursuant to Continuous Observation Unavailability Event above, the Calculation Agent will determine the Reference Exchange Rate for such day in accordance with the Fallback Rate Observation Methodology.

A “Settlement Rate Option Unavailability Event” means, as determined in good faith by the Calculation Agent, the Reference Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Reference Exchange Rate, in accordance with the Settlement Rate Option on such day.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Settlement System	DTC

Listing	Not Applicable

Denominations	TBD

Issue Type	US MTN

Certain United States Federal Income Tax Consequences

Lehman Brothers Holdings Inc. intends to treat the notes as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006.  The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes, including the application of special foreign currency rules and rules governing short-term debt securities.

Historical Exchange Rate

The following chart shows the spot exchange rates for GBP/USD, expressed as the amount of USD per one GBP, at the end of each week in the period from the week ending February 22, 2004 to the week ending February 25, 2007, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The historical data on GBP/USD spot exchange rate is not necessarily indicative of the future performance of the GBP/USD spot exchange rate or what the value of the notes may be.  In addition, whether an Additional Amount is payable on the Maturity Date is determined based on individual GBP/USD trades observed on the continuous trading EBS Spot Dealing System (the Continuously Observed Exchange Rate) falling strictly within the applicable Range during the Observation Period. Individual trades over the course of time will vary higher and lower than the weekly exchange rates shown in the following chart. Fluctuations in exchange rates make it difficult to predict whether any Additional Amount will be payable.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The following payment examples show scenarios for the Redemption Amount payable at maturity of the notes, including scenarios under which an Additional Amount will or will not be payable, based on hypothetical trading ranges for the Continuously Observed Exchange Rate during the Observation Period, as well as hypothetical values for the Initial Exchange Rate (IER).of 1.9600, and, based on this value, (a) an Initial Range from (but excluding) an Initial Range Lower Barrier of 1.9000 (equal to IER – 0.05) to but excluding an Initial Range Upper Barrier of 2.000 (equal to IER + 0.05), (b) an Adjusted Low Range from (but excluding) an Adjusted Low Range Lower Barrier of 1.8500 (equal to the Initial Range Lower Barrier – 0.05) to (but excluding) an Adjusted Low Range Upper Barrier of 1.9500 (equal to the Initial Range Lower Barrier + 0.05) and (c) an Adjusted High Range from (but excluding) an Adjusted High Range Lower Barrier of 1.9500 (equal to the Initial Range Upper Barrier – 0.05) to (but excluding) as Adjusted High Range Upper Barrier of 2.0500 (equal to the Initial Range Upper Barrier + 0.05).  The following payment example also assumes that the Additional Amount payable on the Maturity Date (provided that the Reference Exchange Rate during the Observation Period has traded strictly within the Initial Range or, as applicable, the Adjusted Low Range or Adjusted High Range) is set at 6.0% of the principal amount of the notes; the actual percentage Additional Amount will likewise be set on the Trade Date.

The hypothetical Initial Exchange Rate (and the resulting Initial Range, Adjusted Low Range and Adjusted High Range), as well as the trading ranges for the Continuously Observed Exchange Rate, have been chosen arbitrarily for the purpose of this example, are not associated with Lehman Brothers Research forecasts for GBP/USD and should not be taken as indicative of the future performance of the Reference Exchange Rate.  The actual Initial Exchange Rate will be determined by observing Reuters page 1FED on the Trade Date in accordance with the Settlement Rate Option, and the respective Initial Range, Adjusted Low Range and Adjusted High Range will be set on the Trade Date based on the Initial Exchange Rate in the manner described above.

Hypothetical Scenario 1

At all times during the Observation Period, the Continuously Observed Exchange Rate traded strictly within the Initial Range (that is, did not trade at or below the Initial Range Lower Barrier or at or above the Initial Range Upper Barrier). Because the Continuously Observed Exchange Rate traded strictly within the Initial Range, the Additional Amount is equal to 6.0%, and the Redemption Amount payable at maturity is equal to 106%, times the principal amount of the notes held by the investor.

Hypothetical Scenario 2

During the Observation Period, the Continuously Observed Exchange Rate traded below the Initial Range Lower Barrier (without having previously traded at or above the Initial Range Upper Barrier), but subsequently remained within the Adjusted Low Range at all times during the remainder of the Observation Period (that is, did not trade at or below the Adjusted Low Range Lower Barrier or at or above the Adjusted Low Range Upper Barrier). Because the Continuously Observed Exchange Rate traded strictly within the Adjusted Low Range after trading at or below the Initial Range Lower Barrier, the Additional Amount is equal to 6.0%, and the Redemption Amount payable at maturity is equal to 106%, times the principal amount of the notes held by the investor.

Hypothetical Scenario 3

During the Observation Period, the Continuously Observed Exchange Rate traded above the Initial Range Upper Barrier (without having previously traded at or below the Initial Range Lower Barrier), but subsequently remained within the Adjusted High Range at all times during the remainder of the Observation Period (that is, did not trade at or below the Adjusted High Range Lower Barrier or at or above the Adjusted High Range Upper Barrier). Because the Continuously Observed Exchange Rate traded strictly within the Adjusted High Range after trading at or above the Initial Range Upper Barrier, the Additional Amount is equal to 6.0%, and the Redemption Amount payable at maturity is equal to 106%, times the principal amount of the notes held by the investor.

Hypothetical Scenario 4

During the Observation Period, the Continuously Observed Exchange Rate traded below the Initial Range Lower Barrier (without having previously traded at or above the Initial Range Upper Barrier), and then subsequently during the Observation Period also traded at or below the Adjusted Low Range Lower Barrier (that is, the Continuously Observed Exchange Rate did not remain strictly within the Adjusted Low Range).  Because the Continuously Observed Exchange Rate traded at or below the Adjusted Low Range Lower Barrier after having traded at or below the Initial Range Lower Barrier, the Additional Amount is zero, and the Redemption Amount payable at maturity is equal to 100% times the principal amount of the notes held by the investor (the repayment of principal invested, with no additional return).

Hypothetical Scenario 5

During the Observation Period, the Continuously Observed Exchange Rate traded above the Initial Range Lower Barrier (without having previously traded at or below the Initial Range Upper Barrier), and then subsequently during the Observation Period traded at or below the Adjusted High Range Lower Barrier (that is, the Continuously Observed Exchange Rate did not remain strictly within the Adjusted High Range).  Because the Continuously Observed Exchange Rate traded at or below the Adjusted High Range Lower Barrier after having traded at or above the Initial Range Upper Barrier, the Additional Amount is zero, and the Redemption Amount payable at maturity is equal to 100% times the principal amount of the notes held by the investor (the repayment of principal invested, with no additional return).